December 15, 2021

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, NE
Washington, D.C. 20549

Re: American States Water Company
Form 10-K for the Fiscal Year ended December 31, 2020
Response Letter dated October 14, 2021
File No. 001-14431

Dear Mr. Hiller:

This letter sets forth American States Water Company’s response to an additional comment on the above-referenced filing provided by the Staff of the Securities and Exchange Commission (SEC) by letter dated November 3, 2021. Due to a delay in the Company receiving the aforementioned November 3, 2021 letter, the Staff verbally agreed to grant the Company ten business days from December 6, 2021 to respond to the additional comment. The additional comment arose from the Staff’s review of the Company’s response letter dated October 14, 2021 in connection with the Staff’s prior comments received by letter dated September 20, 2021.
Within this letter, the Company’s response to the Staff’s additional comment is indicated below, directly following a restatement of the additional comment in bold, italicized type.
Form 10-K for the Fiscal Year ended December 31, 2020
Management's Discussion and Analysis, page 27

1. We note that you have proposed to re-label your non-GAAP measures of Water Gross Margin and Electric Gross Margin in response to prior comment one, to replace the term Gross Margin with "Operating Revenues, less Supply Costs (non-GAAP)," and we see that you have made this change in your third quarter interim report.
However, you propose to retain your compilation of the measure, deducting supply costs from revenues, in lieu of providing a reconciliation using Gross Margin in accordance with GAAP, as you believe the most directly comparable GAAP measure is Operating Revenues. You indicate that you do not believe a reconciliation to GAAP gross margin is warranted because the purpose of your measure is to remove the effects of "pass-through costs" that do not impact profitability, although you have historically presented your measures using the gross margin GAAP terminology and disclose that the company "uses these gross margins and related percentages as an important measure in evaluating its operating results..., [and] believes these measures are useful internal benchmarks in evaluating the utility business performance within its water and electric segments..., [and] provide investors with clarity surrounding the performance of its segments."

We continue to believe that you should present gross margin in accordance with GAAP, as defined in the FASB Master Glossary, as the most directly comparable measure for use in the reconciliation that is required by Item 10(e) of Regulation S-K. Unless you are able to show how a measure that is unburdened by any expense would be more comparable than gross margin to your Water and Electric non-GAAP measures, please further revise your non-GAAP disclosures as requested in prior comment one.
Please also revise your various disclosures pertaining to rate cases having references to margin-based measures or changes therein, such as "authorized water gross margin" and "adopted electric gross margin," to clarify how the authorized or adopted measures correspond to the pass-through costs and your non-GAAP measures.

Response:
The Company respectfully acknowledges the Staff’s comment. In consideration of the Staff’s comment and how disclosures have evolved over time in this area, the Company intends to no longer present “Operating Revenues, Less Supply Costs (non-GAAP)” when discussing its financial results in future filings. As such, the Company will remove references to “Operating Revenues, Less Supply Costs (non-GAAP)” when discussing its financial results in all future Form 10-K and 10-Q filings and in all future earnings releases furnished as exhibits to Form 8-K filings, beginning with its earnings release and Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
Furthermore, the Company will revise its various disclosures in future SEC filings regarding rate cases to remove references to the adopted and/or authorized margin-based measures or changes therein.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct them to the undersigned by email at eva.tang@aswater.com or by phone at (909) 394-3600 extension 707.
Very truly yours,

/s/ EVA G. TANG _
Eva G. Tang
Senior Vice President-Finance, Chief Financial Officer,
Corporate Secretary and Treasurer